UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 36 )*

Tut Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

901103101
(CUSIP Number)

John P. Flakne, CFO, Kopp Investment Advisors, 7701 France Ave. So., Suite 500
Edina, MN 55435 (952)841-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

02/09/07
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901103101 Page 1 of 5

l) Name of Reporting Person

S.S. or I.R.S. Identification No. of Person

  Kopp Investment Advisors, LLC
  I.D. No. 76-0744828

2) Check the appropriate box if a Member of a Group

  (a)

  (b)

3) SEC Use Only

4) Source of Funds

  00: Client Funds; WC

5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

  Minnesota

Number of shares Beneficially Owned by Each Reporting Person With:

  7) Sole Voting Power: 7,006,378

  8) Shared Voting Power: 0

  9) Sole Dispositive Power: 1,123,200

  10) Shared Dispositive Power: 6,005,878

11) Aggregate Amount Beneficially Owned by Each Reporting Person

  7,129,078

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13) Percent of Class Represented by Amount in Row (11)

  21.0%

14) Type of Reporting Person

  IA

SCHEDULE 13D

CUSIP No. 901103101 Page 2 of 5

l) Name of Reporting Person

S.S. or I.R.S. Identification No. of Person

  Kopp Holding Company
  I.D. No. 41-1875362

2) Check the appropriate box if a Member of a Group

  (a)

  (b)

3) SEC Use Only

4) Source of Funds

  WC

5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

  Minnesota

Number of shares Beneficially Owned by Each Reporting Person With:

  7) Sole Voting Power: 435,000

  8) Shared Voting Power: 0

  9) Sole Dispositive Power: 435,000

  10) Shared Dispositive Power: 0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

  7,564,078

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13) Percent of Class Represented by Amount in Row (11)

  22.3%

14) Type of Reporting Person

  HC

SCHEDULE 13D

CUSIP No. 901103101 Page 3 of 5

l) Name of Reporting Person

S.S. or I.R.S. Identification No. of Person

Kopp Holding Company, LLC
I.D. No. 52-2421382

2) Check the appropriate box if a Member of a Group

  (a)

  (b)

3) SEC Use Only

4) Source of Funds

  Not applicable - indirect beneficial ownership

5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

  Minnesota

Number of shares Beneficially Owned by Each Reporting Person With:

  7) Sole Voting Power: 0

  8) Shared Voting Power: 0

  9) Sole Dispositive Power: 0

  10) Shared Dispositive Power: 0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

  7,129,078

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13) Percent of Class Represented by Amount in Row (11)

  21.0%

14) Type of Reporting Person

  HC

SCHEDULE 13D

CUSIP No. 901103101 Page 4 of 5

l) Name of Reporting Person

S.S. or I.R.S. Identification No. of Person

  Kopp Emerging Growth Fund
  I.D. No. 39-1906915

2) Check the appropriate box if a Member of a Group

  (a)

  (b)

3) SEC Use Only

4) Source of Funds

  WC

5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

  Minnesota

Number of shares Beneficially Owned by Each Reporting Person With:

  7) Sole Voting Power: 0

  8) Shared Voting Power: 0

  9) Sole Dispositive Power: 0

  10) Shared Dispositive Power: 0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

  1,123,200

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13) Percent of Class Represented by Amount in Row (11)

  3.3%

14) Type of Reporting Person

  IV

SCHEDULE 13D

CUSIP No. 901103101 Page 5 of 5

l) Name of Reporting Person
S.S. or I.R.S. Identification No. of Person

  LeRoy C. Kopp

2) Check the appropriate box if a Member of a Group

  (a)

  (b)

3) SEC Use Only

4) Source of Funds

  PF, OO

5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

  United States

Number of shares Beneficially Owned by Each Reporting Person With:

  7) Sole Voting Power: 3,309,000

  8) Shared Voting Power: 0

  9) Sole Dispositive Power: 3,309,000

  10) Shared Dispositive Power: 0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

  10,438,078

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13) Percent of Class Represented by Amount in Row (11)

  30.8%

14) Type of Reporting Person

  IN

Item 1. Security and Issuer

This statement relates to the common stock ("Common Stock"), par value $0.001 of Tut Systems, Inc., a Delaware corporation ("Company"), whose principal executive offices are located at 6000 SW Meadows Road, Suite 200, Lake Oswego, OR 97035. The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 33,915,171 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 9, 2006, based on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006. Unless otherwise indicated, the holdings reported herein are as of the close of business on February 9, 2007.

Item 2. Identity and Background

(a) This statement is filed by Kopp Investment Advisors, LLC ("KIA") with respect to shares owned by clients and held in discretionary accounts managed by KIA; Kopp Holding Company, LLC ("KHCLLC") solely as the parent entity of KIA and indirect beneficial owner of the shares beneficially owned by KIA; Kopp Emerging Growth Fund ("KEGF") with respect to shares owned directly by KEGF; Kopp Holding Company (KHC) on its own behalf and as a controlling person of KHCLLC; and by LeRoy C. Kopp individually with respect to shares of Common Stock that may be deemed beneficially owned directly by him and indirectly by him by virtue of his ownership of all of the stock of KHC. The foregoing persons are sometimes referred to as "Reporting Persons". Certain information concerning the directors and executive officers of the corporate Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference. Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The business address of each of the Reporting Persons and directors and executive officers is 7701 France Avenue South, Suite 500, Edina, MN 55435.

(c) The principal business of KIA is that of an investment advisor managing discretionary accounts owned by numerous third-party clients, including KEGF, a registered investment company incorporated under Minnesota law. KHCLLC is a holding company engaged, through subsidiaries, in the investment industry. The principal occupation of Mr. Kopp is serving as the chief executive of KHCLLC, KHC and KIA.

(d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

(e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) KIA and KHCLLC are Minnesota limited liability companies. KHC is a Minnesota corporation. KEGF is a series of Kopp Funds, Inc., a Minnesota corporation. Mr. Kopp and all other directors and executive officers of the Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock directly or indirectly beneficially owned by Mr. Kopp, which includes shares beneficially owned by the other Reporting Persons, at February 9, 2007, was $24,342,390.34. The shares beneficially owned by KIA were purchased with the investment capital of the owners of the discretionary accounts. The shares beneficially owned by KEGF were purchased with the working capital of the mutual fund. The shares beneficially owned directly by Mr. Kopp and KHC were purchased with his investment capital or the funds of a 501(c)(3) corporation. See Item 5 below.

Item 4. Purpose of Transaction

On December 20, 2006, Motorola, Inc., a Delaware corporation ('Motorola') and the Company signed a definitive merger agreement (the 'Merger Agreement'), under which Motorola will acquire all of the outstanding shares of the Companys common stock for $1.15 per share in cash. The transaction has a total equity value of approximately $39 million on a fully-diluted basis.

Concurrently with the execution of the Merger Agreement, Motorola entered into a voting agreement (the 'Voting Agreement') with KIA, KEGF, KHC, and LeRoy C. Kopp (collectively, the 'Stockholders') pursuant to which each Stockholder has granted Motorola a proxy to vote their shares of Company common stock (1) in favor of the approval of the merger, and (2) against (i) any proposal made in opposition to, or in competition with, the Merger Agreement and (ii) any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement.

The transaction is subject to customary closing conditions, including regulatory approvals and the approval of the Companys stockholders, and is expected to be completed in the first quarter of 2007. Upon completion of the transaction, the Company will become a wholly-owned subsidiary of Motorola and will be integrated into the Motorola Connected Home Solutions business.

The foregoing summary of the Voting Agreement is qualified in its entirety by reference to such agreement, a copy of which was filed as an Exhibit to Amendment No. 34 of the Schedule 13D filed by the Reporting Persons on December 29, 2006.

Other than as described above, none of the Reporting Persons nor any other person named in Schedule A currently has any plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D. The shares of Common Stock were not acquired for the purpose, nor with the effect, of changing or influencing the control of the Company. Neither any of the Reporting Persons nor any client or shareholder thereof is a member of a "group" for any purpose.

Item 5. Interest in Securities of the Issuer

(a) Generally by virtue of limited powers of attorney and/or investment advisory agreements, KIA is the beneficial owner of 7,129,078 shares, or approximately 21%, of the Common Stock. KIA manages and votes shares owned by KEGF. By virtue of the relationships described in Item 2 of this statement, KHC, KHCLLC and Mr. Kopp may have indirect beneficial ownership of the shares beneficially owned by KIA.

Mr. Kopp's direct beneficial ownership may comprise Common Stock held by KHC; held in the Kopp Family Foundation ("KFF"), for which he serves as a director; held in the LeRoy C. Kopp Individual Retirement Account ("IRA"); held directly by him or his wife's IRA. KHC is the direct owner of 435,000 shares. The KFF is the direct owner of 510,000 shares. The IRA's own 1,219,000 shares of the Common Stock, or approximately 4% of the Common Stock. Mr. Kopp owns directly 1,145,000 shares. In the aggregate, including the shares beneficially owned by KIA, under Section 13 of the Securities Act of 1934, Mr. Kopp may be deemed beneficially to own a total of 10,438,078 shares, or 31%, of the Common Stock.

(b) KIA has power to vote 7,006,378 shares of the Common Stock. Pursuant to the limited powers of attorney granted to KIA by its clients, which generally are terminable immediately upon notice, KIA in effect shares with the majority of its thousands of clients the power to dispose of the Common Stock owned individually by them. KIA has sole power to dispose of 1,123,200 shares. In effect Mr. Kopp has sole power to dispose of and to vote the Common Stock beneficially owned directly by him and KHC.

(c) The identity of the Reporting Person, type of transaction, date, number of shares, and price per share (excluding commission) for all transactions in the Common Stock by the Reporting Persons since the last filing of Schedule 13D are set forth on Schedule B attached hereto and incorporated by reference herein. Substantially all trades by the Reporting Persons are done in the over-the-counter market.

(d) With the exception of the thousands of clients of KIA and the employees of KHC, no person other than each respective record owner of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 4 is incorporated herein by reference.

Except as disclosed in this Schedule 13D and in the Voting Agreement, there are no contracts, understandings, or relationships between the Reporting Persons and any third person with respect to the shares of Company common stock. The filing of this Schedule shall NOT be construed as an admission that a Reporting Person or any other person is a beneficial owner of any shares of Common Stock for any purpose, including for purposes of Sections 13, 14 or 16 of the Securities Exchange Act of 1934, as amended from time to time.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 - Joint Filing Agreement pursuant to Rule 13d-1(k).

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: 02/20/07

KOPP INVESTMENT ADVISORS, LLC

BY: /s/ John P. Flakne

TITLE: Chief Financial Officer

KOPP HOLDING COMPANY, LLC

BY: /s/ John P. Flakne

TITLE: Chief Financial Officer

KOPP HOLDING COMPANY

BY: /s/ John P. Flakne

TITLE: Chief Financial Officer

KOPP FUNDS, INC.

BY: /s/ LeRoy C. Kopp

TITLE: President

LEROY C. KOPP

/s/ LeRoy C. Kopp

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock (as defined) and to the attachment of this agreement to the Schedule 13D as Exhibit 1 thereto. IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 20th day of February 2007.

KOPP INVESTMENT ADVISORS, LLC

BY: /s/ LeRoy C. Kopp

TITLE: Chief Executive Officer

KOPP HOLDING COMPANY, LLC

BY: /s/ LeRoy C. Kopp

TITLE: Chief Executive Officer

KOPP HOLDING COMPANY

BY: /s/ John P. Flakne

TITLE: Chief Financial Officer

KOPP FUNDS, INC.

BY: /s/ LeRoy C. Kopp

TITLE: President

LEROY C. KOPP

/s/ LeRoy C. Kopp

Schedule A

List of Directors, Executive Officers, and Control Persons

LeRoy C. Kopp, individually, and as Sole Director and President of
Kopp Holding Company and as Sole Governor and Chief Executive
Officer of Kopp Holding Company LLC, Kopp Investment Advisors LLC and Kopp Funds

John P. Flakne as Chief Financial Officer of KIA, KHC, KHCLLC and KEGF

Kopp Investment Advisors - Schedule B

Daily Trade Report
December 12, 2006 thru February 9, 2007
Trade	Reporting
Date	Person	Activity	Quantity	Symbol	Price
02/09/07	KIA	SELL	1000000	tuts	1.13
02/08/07	KIA	SELL	1000000	tuts	1.13
02/08/07	KIA	SELL	30000	tuts	1.13
02/07/07	KIA	SELL	3000	tuts	1.13
02/05/07	KIA	SELL	2000	tuts	1.13
02/02/07	KIA	SELL	500	tuts	1.13
02/02/07	KIA	SELL	75000	tuts	1.13
02/01/07	KIA	SELL	100000	tuts	1.13
01/31/07	KIA	SELL	2000	tuts	1.13
01/26/07	KIA	SELL	5000	tuts	1.13
01/23/07	KIA	SELL	6500	tuts	1.13
01/23/07	KIA	SELL	1700	tuts	1.13
01/23/07	KIA	SELL	1800	tuts	1.13
01/22/07	KIA	SELL	1000	tuts	1.13
01/10/07	KIA	SELL	1000	tuts	1.12
01/04/07	KIA	SELL	10000	tuts	1.12
12/26/06	KIA	SELL	500	tuts	1.12
12/21/06	KIA	SELL	800	tuts	1.12
12/21/06	KIA	SELL	15000	tuts	1.12
12/21/06	KIA	SELL	1200	tuts	1.12
12/21/06	KIA	SELL	2000	tuts	1.12
12/21/06	KIA	SELL	1500	tuts	1.12
12/20/06	KIA	SELL	1800	tuts	0.91
12/20/06	KIA	SELL	850	tuts	0.94
12/18/06	KIA	SELL	2500	tuts	0.97